UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04006855

January 25, 2004

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1-25-2004

Re: The Chubb Corporation
Incoming letter dated December 17, 2003

Dear Mr. Lane:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Chubb by Walden Asset Management, Connecticut Retirement Plans and Trust Funds, Trillium Asset Management, Domini Social Investments, the Congregation of Sisters of St. Joseph of Brighton, the Needmor Foundation, Izetta Smith and the Glenmary Home Missioners. We have also received a letter on the proponents' behalf dated January 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

December 17, 2003

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
G 00000-00000

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Walden Asset Management et al.*
Securities Exchange Act of 1934–Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Chubb Corporation. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Walden Asset Management (the "Proponent"). The Proposal requests that the Company's Board of Directors "prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent and the co-sponsors, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Proposal is co-sponsored by Connecticut Retirement Plans and Trust Funds, Trillium Asset Management, Domini Social Investing LLC, The Congregation of Sisters of St. Joseph of Brighton, The Needmor Foundation, Izetta Smith and Glenmary Home Missioners. This letter and its attachments are being mailed on this date to these shareholders. The Company intends to file its definitive 2004 Proxy Materials on or after March 6, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal requests that the Board of Directors "prepare a report [. . .] made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business." The Proposal indicates that the main objective of the Proposal is not to address any particular policy, but rather to assess the Company's strategies to mitigate and manage the possible risks associated with climate change. As more fully explained below, there is strong precedent that shareholder proposals seeking appraisals of the economic risks and benefits of climate change come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

In *American International Group Inc.* ("AIG") (avail. Mar. 17, 1998), the Staff permitted the exclusion of a shareholder proposal requesting that the board of directors of an insurance provider review and report on the Company's anticipated property loss and/or health care liabilities potentially caused by global warming and on the Company's public policy stance on global warming as it related to its loss prevention activities. The Staff noted that the *AIG* proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "relating to the company's ordinary business operations" (i.e., "the company's evaluation of risk for the purpose of setting insurance premiums"). Like the *AIG* proposal, the Proposal comes within Rule 14a-8(i)(7) because it focuses on the Company's policies and practices for risk management, loss liability assessment and loss prevention strategies as they relate to climate change.

Specifically, the Proposal focuses on the potential coverage implications for the Company's liability insurance offerings to directors and officers (*see* Proposal Paragraph 6), as well as the "potential risks and opportunities related to actions stemming from climate change" (*see* Proposal Paragraph 4). The Company's property and casualty operations utilize a variety of actuarial methods and assumptions in order to estimate net losses and loss expenses. Its historical and estimated loss experience directly affects the type, characteristics and amounts of property and casualty insurance marketed by the Company. The impact of climate change on the Company's business is only one factor among many that are considered in evaluating and designing its property and casualty insurance operations. Along with a number of other factors, climate change has a bearing on how the Company evaluates various risks, accounts for those risks in writing insurance policies and pricing its products and generally conducts its business in light of those risks. By considering all of these factors (and their relative weightings), the Company establishes its estimated net losses and loss reserves and sets premiums. As a provider of property, casualty and liability insurance, the Company's core business centers on management and evaluation of these types of risks; thus, the Proposal's request for a report relates to the Company's "ordinary business operations."

Similarly, in both *Xcel Energy Inc.* (avail. April 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), shareholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions," and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff found that these proposals related to ordinary business matters, and therefore were excludable under Rule 14a-8(i)(7), as they related to "evaluation of risks and benefits," of an "ordinary business operation." Like the *Xcel Energy* and *Cinergy* proposals, the Proposal address the potential costs and risks for the Company associated with climate change. The substance of the Proposal would require the Company to engage in a complex risk management analysis about which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal thus falls squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7).

Further, like the proposal deemed excludable in *Xcel Energy*, the Proposal seeks to impose a specific time frame on this complicated risk evaluation. Despite the Proponent's admission that the Company must (and does) evaluate the potential implications of climate change as part of a larger effort to manage its "Catastrophe Exposure," the Proposal calls for a report containing further detail within a discrete amount of time (by September 30, 2004). (*See* Proposal Paragraph 10). This request evidences a lack of understanding of the complexity of long term risk analysis for the purposes of setting insurance premiums and determining liabilities. The subject matter of the report involves a matter of ordinary business that is subject to ongoing evaluation by the management of the Company. As the Commission noted in Exchange Act Release No. 34-20091 (Aug. 16, 1983), where the subject matter of a special report involves a matter of ordinary business, the proposal will be excludable under Rule 14a-8(c)(7) (predecessor of Rule 14a-8(i)(7)). The requested report is precisely the type of report contemplated by Release No. 34-20091; by requesting a report by a specific deadline on matters of ordinary business that must, by their nature, be evaluated on a long term and ongoing basis, the Proposal seeks to "micro manage" the Company and is excludable under Rule 14a-8(i)(7).

Additionally, in *Chubb Corp.* (avail. Feb. 10, 1998), the Staff permitted exclusion of a comparable proposal requesting that the board review and report on the company's anticipated liabilities due to property loss and/or health care costs potentially caused by climate change based on a finding that the proposal related to ordinary business operations. *See also CIGNA Corp.* (avail. Feb. 10, 1998); *Allstate Insurance Co.* (avail. Jan. 30, 1998); (permitting exclusion of the same proposal). While the Proposal is different in form from the 1998 *Chubb Corp.* proposal, it is not different in kind because the requested report would include an assessment of the Company's liabilities due to property loss and/or health care costs potentially caused by climate change. As the Staff has already deemed these matters to be excludable as matters of ordinary business, the entire Proposal is excludable pursuant to Rule 14a-8(i)(7).

The Proposal is also distinguishable from a series of no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the shareholder proposals explicitly requested consideration of an industry-wide change and a report assessing the company's possible contributions to climate change (*e.g.*, by quantifying the company's total greenhouse emissions). *See, e.g., American Standard Companies, Inc.* (avail. Mar. 18, 2002). In contrast, the Proposal is company-specific (*see* Proposal Paragraph 9) rather than suggesting consideration of an industry-wide change.

Monitoring of financial risks, including those associated with potential issues created by climate change, is an integral part of running the Company. As the Proponent points out in the Proposal, the Company's Annual Report notes that the Company continues to "explore and analyze" information concerning the impact of global climate change on the Company's potential exposure under insurance policies. (*See* Proposal Paragraph 10). This analysis is central to the Company's business of monitoring financial risks and assessing their potential effects on its liabilities; as such, it is best left to the Board of Directors and the Company's management.

The fact that the Proposal calls for a report analyzing ordinary business matters does not change the analysis. Even if only part of the proposal were ordinary business, the whole proposal would be excludable. *See, e.g., E*Trade Group, Inc.* (avail. Oct. 31, 2000) (concluding that even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted); *M&F Worldwide Corp.* (avail. Mar. 29, 2000); *Associated Estates Realty Corp.* (avail. Mar. 23, 2000); *General Electric Company* (avail. Feb. 10, 2000); *The Warnaco Group, Inc.* (avail. Mar. 21, 1999); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corporation* (avail. Mar. 12, 1999); and *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999).

In sum, since the Proposal focuses on the Company's evaluation of risk for the purposes of setting insurance premiums, the Proposal relates to the Company's ordinary business matters. Therefore, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane

Attachment

cc: Meredith Benton, Walden Asset Management
Timothy Smith, Walden Asset Management
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds
Steve Lippman, Trillium Asset Management
Adam Kanzer, Domini Social Investing LLC
Sr. Carole Lombard, The Congregation of Sisters of St. Joseph of Brighton
Daniel Stranahan, The Needmor Foundation
Izetta Smith
Teresa Heckenmueller, Glenmary Home Missioners

BJL/rdj

70269451_6.DOC

EXHIBIT A

PROPONENT'S SHAREHOLDER PROPOSAL

Walden Asset Management
Investing for social change since 1975

November 24, 2002

Henry G. Gulick
Vice President and Secretary of Chubb
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick,

Walden Asset Management holds more than 55,000 shares of Chubb Corporation on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management, is an investment manager with $1.2 billion in assets under management.

Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. As research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value, we have been, on behalf of our clients, working to address climate change in a variety of ways.

In October, Walden Asset Management, Trillium Asset Management, Domini Social Investments, and the Connecticut Retirement Plans and Trust Funds wrote to John Finnegan, Chubb's Chief Executive Officer requesting a meeting with Chubb to discuss climate change. As there has been no response from Chubb, we are filing the enclosed resolution to meet the deadline, which is only days away. Our hope remains to engage in a meaningful conversation with Chubb on the issue of climate change.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

While other investors plan to join us in filing this stockholder proposal, Walden will act as primary contact with Chubb. We look forward to hearing from you and hope that there will be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

Please send correspondence related to this matter to the attention of Meredith Benton, Walden Asset Management, 40 Court Street, Boston, MA 02108. She can be reached by phone at (617) 726-7125, by fax at (617) 227-3664, or by e-mail at mbenton@bostontrust.com.

We look forward to your response.

Sincerely,

Meredith Benton
Social Research & Advocacy

Timothy Smith
Director of Socially Responsive Investing

Encl. Resolution Text

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

November 25, 2003

RECEIVED
NOV 2 6 2003
CORP.SECY.OFFICE

Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Walden Asset Management – a copy of which is attached.

As the Assistant State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 24, 2003, the CRPTF held 49,000 shares of Chubb Corporation stock valued at approximately $3,155,600. The CRPTF will continue to own the Chubb shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Meredith Miller
Assistant Treasurer for Policy

Attachment

cc: Tim Smith, Senior Vice President
Walden Asset Management

Resolution Co-sponsored by the Connecticut Retirement Plans and Trust Funds

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

November 25, 2003

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3310
tel 415-392-4806 fax 415-392-4535 toll free 800-933-4806

20 Years of investing for a Better World

November 25, 2003

RECEIVED
NOV 26 2003
CORP.SECY.OFFICE

Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick:

TRILLIUM ASSET MANAGEMENT is an investment firm specializing in socially responsible asset management and we hold Chubb stock in many of our clients' accounts. I am writing to notify you of our intention to file a shareholder resolution asking the company's Board of Directors to provide shareholders a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

In October, we joined Walden Asset Management, Domini Social Investments, and the Connecticut Retirement Plans and Trust Funds in writing to Chubb's Chief Executive Officer requesting a meeting to discuss climate change. As there has been no response, we are co-filing this resolution to meet the filing deadline, but our hope remains to engage in a meaningful conversation with Chubb on the issue of climate change.

Trillium Asset Management Corp. submits this resolution for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution on behalf of our client Michael Lazarus, who is the beneficial owner of 300 shares of Chubb common stock that have been held for more than one year. We will forward to you shortly a letter from the Mr. Lazarus authorizing TRILLIUM ASSET MANAGEMENT to represent him in this matter and also provide verification of ownership for his Chubb shares.

In filing this resolution, we are acting as a co-filer of the identical resolution submitted by Walden Asset Management and other institutional investors. Meredith Benton at Walden will serve as our primary contact for this resolution, but please copy us on any correspondence related to the resolution.

We look forward to hearing a response and hope to have an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

Sincerely,

Steve Lippman

Steve Lippman
Senior Social Research Analyst, Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105
(206) 633-7815

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

RECEIVED
DEC 0 ὐ 2003
CORP.SECY.OFFICE

December 2, 2003

Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick:

In support of the shareholder resolution we filed on November 25, 2003, asking the company's Board of Directors to provide shareholders a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business, please find attached a letter from our client Michael Lazarus authorizing TRILLIUM ASSET MANAGEMENT to represent him in this matter and also a letter verifying ownership of his Chubb shares.

Please contact me with any questions you have about this documentation. Meredith Benton of Walden Asset Management will remain our primary liaison on issues relating to the shareholder resolution.

Sincerely,

Steve Lippman

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105
(206) 633-7815

November 25, 2003

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corp
4233 Thackeray Place, NE #A
Seattle, WA 98105

Dear Mr. Lippman:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on climate change on my behalf at Chubb.

I am the beneficial owner of 300 shares of Chubb common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2004.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Michael Lazarus

11/25/03

Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 1, 2003

To whom it may concern:

This letter is to confirm that Michael Lazarus and Cynthia Price currently own 300 shares of Chubb (CB) common stock and have owned the stock for over one year from the date of this letter. This position has a market value exceeding $2,000.

Charles Schwab & Co. currently holds this security for Michael Lazarus & Cynthia Price in our nominee name of Charles Schwab & Co at the Depository Trust Company.

Sincerely,

Robert B. Shields

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 25, 2003

Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

RECEIVED
NOV 26 2003
CORP.SECY.OFFICE

Dear Mr. Gulick:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 50,000 shares of common stock in Chubb.

As you are aware, Walden Asset Management recently submitted the attached shareholder resolution asking Chubb to report on its strategies to address the impacts of climate change on its business. We strongly believe that this resolution is in our company's long-term best interests, and contributes to shareholder value. We have therefore decided to co-sponsor the resolution with Walden Asset Management.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Chubb shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Walden Asset Management will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

While Walden Asset Management is considered the primary contact for this resolution, we would appreciate being copied on any correspondence regarding the resolution.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
www.domini.com

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

Dec-16-03 05:31pm From- -784 P.028/032 F-008

Domini

SOCIAL INVESTMENTS LLC

t Matters[SM]

December 4, 2003

Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

CORP.SECY.OFFICE
RECEIVED
DEC - 8 2003
CORPORATE COUNSEL DEPARTMENT

Dear Mr. Gulick:

As you are aware, Domini Social Investments has co-filed a shareholder resolution submitted by Walden Asset Management asking Chubb to report on its strategies to address the impacts of climate change on its business. Enclosed please find a letter from Investors Bank and Trust, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Sincerely,

Adam Kanzer / KG

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

7th Fl New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757

INVESTORS
BANK & TRUST

November 28, 2003

Mr. Henry G. Gulick
Vice President and Secretary
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615

Re: Domini Social Index Portfolio

Dear Mr. Gulick:

This is to confirm that Investor's Bank & Trust Company, as custodian for Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective as of November 25, 2003.

Security	Number of Shares	Share held Greater Than 1 Year
Chubb Corporation	49,500	41,100

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

Caryn Brown
Account Supervisor

THE CONGREGATION OF SISTERS OF ST. JOSEPH OF BRIGHTON

November 24, 2002

Henry G. Gulick
Vice President and Secretary of Chubb
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick,

The Sisters of St. Joseph of Boston holds 200 shares of Chubb Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chubb shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to myself and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Sister Carole Lombard

Sr. Carole Lombard

Encl. Resolution Text

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

Daniel Stranahan
Chairman, Finance Committee
The Needmor Foundation
1270 North Wolcott Street
Chicago, IL 60622

November 24, 2002

Henry G. Gulick
Vice President and Secretary of Chubb
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick,

The Needmor Foundation holds 1,250 shares of Chubb Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chubb shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Daniel Stranahan
Chairman, Finance Committee
The Needmor Fund

Encl. Resolution Text

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

November 24, 2002

RECEIVED
NOV 26 2003
CORP.SECY.OFFICE

Henry G. Gulick
Vice President and Secretary of Chubb
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick,

I, Izetta Smith, hold 375 shares of Chubb Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, I am submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chubb shares.

I have been a shareholder for more than one year and will provide verification of my ownership position upon request. I will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself as a co-filer. Please copy correspondence both to me and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Izetta Smith

Encl. Resolution Text

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

GLENMARY
HOME MISSIONERS

P.O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

a.k.a. The Home Missioners of America

November 25, 2003

Henry G. Gulick
Vice President and Secretary of Chubb
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615

RECEIVED
NOV 26 2003
CORP.SECY.OFFICE

Dear Mr. Gulick:

The Glenmary Home Missioners holds 900 shares of Chubb Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Chubb shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to myself and Meredith Benton at Walden. We look forward to your response.

Sincerely,

Teresa Heckenmueller

Teresa Heckenmueller
Treasurer / Director of Finance

Encl: Resolution

cc: Meredith Benton, Walden Asset Management
Timothy Smith, Walden Asset Management

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over €1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of Chubb's business, we believe investors should know how the company is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. Chubb is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- With property and casualty customers in 29 countries, we believe Chubb is exposed to climate risks. For example, its subsidiaries Chubb Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

- Chubb's Annual Report has, since 1997, stated under the heading *Catastrophe Exposure*, "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." Chubb has not responded to investor requests for additional information.

Walden Asset Management
Investing for social change since 1975

December 20, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chubb Corporation Shareholder Proposal Submitted by Walden Asset Management and other Proponents

Ladies and Gentlemen:

Walden Asset Management has received a copy of the no-action filing letter submitted by Chubb. A letter responding on behalf of the resolution proponents is forthcoming.

Sincerely,

Meredith Benton
Social Research & Advocacy
Walden Asset Management

A Division of Boston Trust & Investment Management Company
40 Court Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Chubb Corporation

Via fax

Dear Sir/Madam:

I have been asked by Walden Asset Management, Domini Social Investments LLC, Trillium Asset Management Corporation (on behalf of one of their clients), The Needmore Foundation, The Glenmary Home Missioners and the Congregation of the Sisters of St. Joseph of Brighton (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of 107,150 shares of common stock of The Chubb Corporation (hereinafter referred to either as "Chubb" or the "Company"), and who have submitted (together with other shareholders owning 49,300 shares of common stock of Chubb) a shareholder proposal to Chubb, to respond to the letter dated December 17, 2003, sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher on behalf of the Company, in which Chubb contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Chubb's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "its strategies to address the impacts of global warming on its business".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

We note in particular that the Staff ruled in the *Citicorp* letter, cited above, that such inquiries about climate change raise significant policy issues not only for issuers that are major polluters, but also for registrants whose operations do not themselves create major pollution, but whose operations could presumably be affected by climate change. Consequently, shareholder proposals concerning climate change are appropriate for insurers, such as the Company.

The Company argues accurately that the Staff has carved out an exception to this rule for climate change shareholder proposals that request a "risk assessment" on the ground that assessing risks is a part of the ordinary business operations of a registrant (whether an insurance company or not) rather than a significant policy issue. We believe that the Company's argument should nevertheless be rejected for two reasons. Firstly, we respectfully request the Staff to reverse its position and to determine that this exception is inapplicable to insurance companies; and, secondly, that even if the exception is maintained by the Staff, it is inapplicable to the Proponents' shareholder proposal.

The exception should not be applied to insurance companies because of the potential impact that climate change may have on future shareholder value. (See, e.g., the second and third paragraph of the Proponents' supporting statement.)

Thus, the 120 page IRRC Report, in its opening sentences of its Executive Summary on page 1, states:

> This report examines how 20 of the world's biggest corporate emitters of greenhouse gases are factoring climate change into their business strategies and governance strategies. Significant investment risks and opportunities lie ahead.

The IRRC Report notes (pages 2-3) that, at the Board level, 17 of the 20 companies reviewed "conduct a formal board-level review of climate change and monitor company response strategy".

Such board-level review is not an indication that the matter being dealt with (the risks and opportunities resulting from climate change) is a matter of "ordinary business" but rather that it is a matter of long term strategy about which shareholder may properly inquire. (Indeed, 12 of the 20 companies included reports on climate change in their 10-Ks.)

Such board-level review is especially needed for insurance companies since they may be the ultimate payers for damages caused by floods, drought, pollution and other consequences of climate change. (See, e.g., paragraphs four and five of the Proponents' supporting statement.)

In short, the risks related to global warming are unlike ordinary risk underwriting that would normally be engaged in by an insurer and would constitute ordinary business ("what should our premium be for next year?"), but rather are long term strategic risks that impact the long-range strategy and planning of the Company. Thus, the assessment of such strategic risks is not a matter of ordinary business.

Secondly, in any event, the Proponents' shareholder proposal is quite unlike those proposals that the Staff has found to be ordinary business. For example, in the *Cinergy* and *Xcel Energy* letters, the registrant was requested to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests that the Company report on its "strategies to address the impacts of climate change on its business". Similarly, the Company's reliance on the letter in *American International Group* is misplaced. In that letter the shareholder proposal requested not a strategic review, but rather (in the words of the Staff) "the company's evaluation of risk for the purposes of setting insurance premiums". That is not the case in the instant situation. On the contrary, the Proponents are requesting a strategic review of the impacts of climate change on the Company. (Cf. the *Citicorp* letter, cited above.) They are most emphatically not seeking an evaluation to help set premiums.

For the foregoing reasons, the Proponents shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Brian J. Lane, Esq.
Timothy Smith
Steve Lippman
Adam Kanzer
Daniel Stranahan
Sister Carole Lombard
Sister Teresa Heckenmueller
Sister Pat Wolf

INSTITUTE OF INTERNATIONAL BANKERS
299 PARK AVENUE, 17TH FLOOR, NY, NY 10171
TELEPHONE: (212) 421-1611
FACSIMILE: (212) 421-1119

FACSIMILE TRANSMITTAL SHEET

TO: Alan L. Beller	FROM: Lawrence R. Uhlick
COMPANY: Securities and Exchange Commission	DATE: 1/21/04
FAX NUMBER: 202-942-9525	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER: 202-942-2929	SENDER'S REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE CALL (212) 421-1611

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Chubb Corporation
Incoming letter dated December 17, 2003

The proposal requests that the board of directors prepare a report providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business.

There appears to be some basis for your view that Chubb may exclude the proposal under rule 14a-8(i)(7), as relating to Chubb's ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Chubb omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Daniel Greenspan

Attorney-Advisor
Daniel Greenspan